UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Fritz Meijaard Managing Director Cisco Systems International B.V. Haarlerbergpark Haarlerbergweg 13-19 1101 CH Amsterdam The Netherlands 31 (0)20 357 1000	Dennis D. Powell Executive Vice President and Chief Financial Officer Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134 (408) 526-4000

Copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 1 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International B.V. (“CSIBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV is a direct wholly owned subsidiary of Cisco Systems Netherlands Holdings B.V. and an indirect wholly owned subsidiary of each other Reporting Person.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Netherlands Holdings B.V. (“CSNHBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSNHBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Luxembourg S.a.r.l. (“CSLS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSLS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Luxembourg International S.a.r.l. (“CSLIS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSLIS disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International S.a.r.l. (“CSIS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSIS disclaims beneficial ownership of the shares pursuant to 13d-4.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems (Bermuda) Limited (“CSBL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSBL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International Holdings Limited (“CSIHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSIHL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Technology, Inc. (“CTI”), I.R.S. Identification No. 77-0462351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CTI disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 9 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc. (“Cisco”), I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 6,000,000(1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 6,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

SCHEDULE 13D

CUSIP No. 928563402	Page 10 of 11 Pages

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) is filed on behalf of the entities (the “Reporting Persons”) identified in the statement on Schedule 13D (the “Original Statement”) filed by the Reporting Persons on October 16, 2007 with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of VMware, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3401 Hillview Avenue, Palo Alto, CA 94304. This Amendment No. 1 amends and supplements the Original Statement. In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Statement. Capitalized terms used without definition in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D originally filed.

Item 4.	Purpose of Transaction.

The third paragraph of this item is hereby amended, restated and replaced in its entirety with the following paragraph:

In connection with a prior oral agreement pursuant to which VMware agreed to consider appointing a Cisco executive to its board of directors, VMware appointed Dennis D. Powell, Executive Vice President and Chief Financial Officer of Cisco, to its board of directors on November 8, 2007. Mr. Powell intends to retire as Executive Vice President and Chief Financial Officer of Cisco around mid-February 2008.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The first paragraph of this item is hereby amended, restated and replaced in its entirety with the following paragraph:

CSIBV holds of record and beneficially owns the Shares, and the other Reporting Persons each may be deemed to beneficially own the Shares. In addition, the Reporting Persons each may be deemed to have shared voting and dispositive power with respect to the Shares. The approximate percentage of the Shares reported as beneficially owned by the Reporting Persons as of November 8, 2007 were each 7.2% of the class, based on 82,942,188 shares of Class A Common Stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under this item is hereby amended, restated and replaced in its entirety as follows:

Except as provided below and in Items 3, 4 and 5 hereof, as qualified by reference to documents filed as exhibits of this Schedule, to each Reporting Person’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities,

SCHEDULE 13D

CUSIP No. 928563402	Page 11 of 11 Pages

finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. As required by the Rights Agreement, CSIBV has also entered into a standard lock-up agreement with the underwriters of the Issuer’s initial public offering. The fifth and sixth full paragraphs under the heading “Underwriting” on pages 132 and 133 of the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on August 15, 2007 are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

The information set forth under this item is hereby amended, restated and replaced in its entirety as follows:

The following documents are incorporated by reference as exhibits:

Exhibit	Title

A	Joint Filing Agreement dated October 15, 2007 among the Reporting Persons (incorporated by reference to Exhibit 99.A to the Original Schedule filed with the Commission on October 16, 2007).

B	Class A Common Stock Purchase Agreement by and among Cisco Systems, Inc., VMware, Inc. and EMC Corporation, dated as of July 26, 2007 (filed as Exhibit 10.21 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (file no. 333-142368) filed with the Commission on July 27, 2007, and incorporated herein by reference).

C	Investor Rights Agreement by and between Cisco Systems, Inc. and VMware, Inc., dated as of July 26, 2007 (filed as Exhibit 10.22 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (file no. 333-142368) filed with the Commission on July 27, 2007, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2007	CISCO SYSTEMS INTERNATIONAL B.V.

	By:	/s/ Fritz Meijaard
Fritz Meijaard
Managing Director

Dated: November 29, 2007	CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

	By:	/s/ Fritz Meijaard
Fritz Meijaard
Managing Director

Dated: November 29, 2007	CISCO SYSTEMS LUXEMBOURG S.A.R.L.

	By:	/s/ Evan Sloves
Evan Sloves
Manager

Dated: November 29, 2007	CISCO SYSTEMS LUXEMBOURG INTERNATIONAL S.A.R.L.

	By:	/s/ Evan Sloves
Evan Sloves
Manager

Dated: November 29, 2007	CISCO SYSTEMS INTERNATIONAL S.A.R.L.

	By:	/s/ Catherine Littrell
Catherine Littrell
Manager

Dated: November 29, 2007	CISCO SYSTEMS (BERMUDA) LIMITED

	By:	/s/ Catherine Littrell
Catherine Littrell
President and Director

Dated: November 29, 2007	CISCO SYSTEMS INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Catherine Littrell
Catherine Littrell
President and Director

Dated: November 29, 2007	CISCO TECHNOLOGY, INC.

	By:	/s/ Dennis D. Powell
Dennis D. Powell
Chief Financial Officer and Treasurer

Dated: November 29, 2007	CISCO SYSTEMS, INC.

	By:	/s/ Dennis D. Powell
Dennis D. Powell
Executive Vice President, Chief Financial Officer

Schedule A

Directors and Executive Officers of

the Reporting Persons

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International B.V. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International B.V., Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH Amsterdam, The Netherlands.

CISCO SYSTEMS INTERNATIONAL B.V.

DIRECTORS AND EXECUTIVE OFFICERS

Ulrika Carlsson, Managing Director	Edwin Paalvast, Managing Director
(Citizen of Sweden and The Netherlands)	(Citizen of The Netherlands)
Director, Finance, Cisco Systems International B.V.	Vice President, Customer Advocacy, Cisco Systems International B.V.

Coks Stoffer, Managing Director
Jose van Dijk, Managing Director	(Citizen of The Netherlands)
(Citizen of The Netherlands)	General Manager, Cisco Systems International B.V.
Director, Customer Services, Cisco Systems International B.V.

Fritz Meijaard, Managing Director
(Citizen of The Netherlands)
Director, Finance, Cisco Systems International B.V.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Netherlands Holdings B.V. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International B.V., Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH Amsterdam, The Netherlands.

CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

DIRECTORS AND EXECUTIVE OFFICERS

Ulrika Carlsson, Managing Director	Fritz Meijaard, Managing Director
(Citizen of Sweden and The Netherlands)	(Citizen of The Netherlands)
Director, Finance, Cisco Systems International B.V.	Director, Finance, Cisco Systems International B.V.

Jose van Dijk, Managing Director	Coks Stoffer, Managing Director
(Citizen of The Netherlands)	(Citizen of The Netherlands)
Director, Customer Services, Cisco Systems International B.V.	General Manager, Cisco Systems International B.V.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Luxembourg S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems Luxembourg S.a.r.l., Avenue JF Kennedy 46A, 4th Floor, Luxembourg, Luxembourg, L-1855.

CISCO SYSTEMS LUXEMBOURG S.A.R.L.

DIRECTORS AND EXECUTIVE OFFICERS

Graham Allan, Manager	Evan Sloves, Manager
(Citizen of the United Kingdom)	Senior Director, Legal Services, Cisco Systems, Inc.
Vice President, Law and Deputy General Counsel, Cisco Systems, Inc.	c/o Cisco Systems, Inc.
c/o Cisco Systems, Inc.	170 West Tasman Drive
170 West Tasman Drive	San Jose, California 95134-1706
San Jose, CA 95134-1706

Mark T. Gorman, Manager
Senior Director, Legal Services, Cisco Systems, Inc.
c/o Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Luxembourg International S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems Luxembourg International S.a.r.l., 8-10, rue Mathias Hardt, L-1717 Luxembourg.

CISCO SYSTEMS LUXEMBOURG INTERNATIONAL S.A.R.L.

DIRECTORS AND EXECUTIVE OFFICERS

Graham Allan, Manager	Evan Sloves, Manager
(Citizen of the United Kingdom)	Senior Director, Legal Services, Cisco Systems, Inc.
Vice President, Law and Deputy General Counsel,	c/o Cisco Systems, Inc.
Cisco Systems, Inc.	170 West Tasman Drive
c/o Cisco Systems, Inc.	San Jose, California 95134-1706
170 West Tasman Drive
San Jose, CA 95134-1706

Mark T. Gorman, Manager
Senior Director, Legal Services, Cisco Systems, Inc.
c/o Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International S.a.r.l. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International S.a.r.l., Avenue des Uttins, CH-1180 Rolle, Switzerland.

CISCO SYSTEMS INTERNATIONAL S.A.R.L.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Jill Franze, Alternate Director	Lynn Miller, Manager
Director, Technical Services, Cisco Systems
Paul Kurth, Manager	International S.a.r.l.
(Citizen of the United Kingdom)
Manager, Manufacturing Operations, CiscoSystems	Eamann O’Callaghan, Manager
International S.a.r.l.	(Citizen of Ireland)
Director, Tax, Cisco Systems International S.a.r.l.

Catherine Littrell, Manager	Grahme Weeks, Alternate Director
Senior Director, Finance, Cisco Systems International S.a.r.l.	(Citizen of Australia)

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems (Bermuda) Limited as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, except that the business address of Mr. Collis and Ms. Ferguson is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

CISCO SYSTEMS (BERMUDA) LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Ulrika Carlsson, Treasurer
(Citizen of Sweden and The Netherlands)	Paul Kurth, Vice President and Director
Director, Finance, Cisco Systems International B.V.	(Citizen of the United Kingdom)
c/o Cisco Systems International B.V.	Manager, Manufacturing Operations, Cisco Systems
Haarlerbergpark	International S.a.r.l
Haarlebergweg 13-19	c/o Cisco Systems International S.a.r.l., Avenue des
1101 CH Amsterdam	Uttins, CH-1180 Rolle, Switzerland
The Netherlands
Lynn Miller, Director
Graham B. R. Collis, Resident Representative	c/o Cisco Systems International S.a.r.l.,
(Citizen of the United Kingdom)	Avenue des Uttins, CH-1180 Rolle,
Attorney, Conyers Dill & Pearman	Switzerland

Dawna Ferguson, Secretary	Eamann O’Callaghan, Vice President and Director
(Citizen of Canada)	(Citizen of Ireland)
Corporate Manager, Codan Services Limited	Director, Tax, Cisco Systems International S.a.r.l.
c/o Cisco Systems International S.a.r.l., Avenue des
Jill Franze, Director	Uttins, CH-1180 Rolle, Switzerland
c/o Cisco Systems International S.a.r.l.,
Avenue des Uttins, CH-1180 Rolle,	Grahame Weeks, Alternate Director
Switzerland	(Citizen of Australia)
Controller, Cisco Systems International S.a.r.l.
Catherine Littrell, President and Director	c/o Cisco Systems International S.a.r.l., Avenue des
Senior Director, Finance, Cisco Systems International S.a.r.l.	Uttins, CH-1180 Rolle, Switzerland
c/o Cisco Systems International S.a.r.l., Avenue des
Uttins, CH-1180 Rolle, Switzerland

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems International Holdings Limited as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems International Holdings Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, except that the business address of Mr. Collis and Ms. Ferguson is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

CISCO SYSTEMS INTERNATIONAL HOLDINGS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Graham B. R. Collis, Resident Representative	Paul Kurth, Vice President and Director
(Citizen of the United Kingdom)	(Citizen of the United Kingdom)
Attorney, Conyers Dill & Pearman	Manager, Manufacturing Operations, Cisco Systems International S.a.r.l
c/o Cisco Systems International S.a.r.l., Avenue des
Uttins, CH-1180 Rolle, Switzerland
Dawna Ferguson, Secretary
(Citizen of Canada)	Lynn Miller, Director
Corporate Manager, Codan Services Limited	Director, Technical Services, Cisco Systems International S.a.r.l.
c/o Cisco Systems International S.a.r.l., Avenue des
Jill Franze, Alternate Director	Uttins, CH-1180 Rolle, Switzerland
Manager, Tax , Cisco Systems International S.a.r.l
c/o Cisco Systems International S.a.r.l., Avenue des	Eamann O’Callaghan, Vice President and Director
Uttins, CH-1180 Rolle, Switzerland	(Citizen of Ireland)
Director, Tax, Cisco Systems International S.a.r.l.
Catherine Littrell, President and Director	c/o Cisco Systems International S.a.r.l., Avenue des
Senior Director, Finance, Cisco Systems	Uttins, CH-1180 Rolle, Switzerland
International S.a.r.l.
c/o Cisco Systems International S.a.r.l., Avenue des	Grahame Weeks, Alternate Director
Uttins, CH-1180 Rolle, Switzerland	(Citizen of Australia)
Controller, Cisco Systems International S.a.r.l.
c/o Cisco Systems International S.a.r.l., Avenue des
Uttins, CH-1180 Rolle, Switzerland

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Technology, Inc. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Technology, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO TECHNOLOGY, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Mark Chandler, Director

Senior Vice President, Legal Services, General Counsel and Secretary, Cisco Systems, Inc.

Van Dang, Director

Vice President, Law and Deputy General Counsel,

Cisco Systems, Inc.

Charles H. Giancarlo, Vice President

Executive Vice President, Chief Development Officer,

Cisco Systems, Inc.

David K. Holland, Secretary

Senior Vice President, Treasurer, Cisco Systems, Inc.

Robert Johnson, Vice President

Vice President, Global Taxation, Cisco Systems, Inc.

Dennis D. Powell, CFO & Treasurer

Executive Vice President, Chief Financial Officer,

Cisco Systems, Inc.

Daniel Scheinman, President & CEO

Senior Vice President, Media Solutions Group,

Cisco Systems, Inc.

Evan B. Sloves, Director

Senior Director, Legal Services, Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems, Inc. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO SYSTEMS, INC.

BOARD OF DIRECTORS

Carol A. Bartz

Executive Chairman of the Board,

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

M. Michele Burns

Chairman and Chief Executive Officer,

Mercer LLC

1166 Avenue of the Americas

New York, New York 10036-2774

Michael D. Capellas

Chairman and Chief Executive Officer,

First Data Corporation

6200 South Quebec Street,

Greenwood Village, Colorado 80111

John L. Hennessy

President, Stanford University

Stanford University

Stanford, California 94305

Richard M. Kovacevich

Chairman, Wells Fargo & Company

420 Montgomery Street

San Francisco, California 94163

Roderick C. McGeary

Chairman of the Board,

BearingPoint, Inc.

1676 International Drive

McLean, Virginia 22102

Larry R. Carter	Michael K. Powell
Senior Vice President, Office of the President,	Senior Advisor, Providence Equity Partners, Inc.
Cisco Systems, Inc.	and Chairman of the MK Powell Group
1225 19th Street, N.W.
Washington, DC 20036
John T. Chambers	Steven M. West
Chairman and Chief Executive Officer,	Founder and Partner,
Cisco Systems, Inc.	Emerging Company Partners LLC
551 Lantern Court
Incline Village, NV 89451
Brian L. Halla	Jerry Yang
Chairman and Chief Executive Officer,	Chief Executive Officer,
National Semiconductor Corporation	Yahoo! Inc.
2900 Semiconductor Drive	701 First Avenue
Santa Clara, California 95052-8090	Sunnyvale, California 94089

EXECUTIVE OFFICERS

Name	Title
Susan L. Bostrom	Executive Vice President, Chief Marketing Officer, Global Policy and Government Affairs

Larry R. Carter	Senior Vice President, Office of the President

Jonathan Chadwick (Citizen of the United Kingdom)	Senior Vice President, Corporate Controller and Principal Accounting Officer

John T. Chambers	Chairman and Chief Executive Officer

Mark Chandler	Senior Vice President, Legal Services, General Counsel and Secretary

Wim Elfrink (Citizen of the Netherlands)	Executive Vice President, Customer Advocacy and Chief Globalization Officer

Charles H. Giancarlo	Executive Vice President, Chief Development Officer

Richard J. Justice	Executive Vice President, Worldwide Operations and Business Development

Randy Pond	Executive Vice President, Operations, Systems and Processes

Dennis D. Powell	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title

A	Joint Filing Agreement dated October 15, 2007 among the Reporting Persons (incorporated by reference to Exhibit 99.A to the Original Schedule filed with the Commission on October 16, 2007).

B	Class A Common Stock Purchase Agreement by and among Cisco Systems, Inc., VMware, Inc. and EMC Corporation, dated as of July 26, 2007 (filed as Exhibit 10.21 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (file no. 333-142368) filed with the Commission on July 27, 2007, and incorporated herein by reference).

C	Investor Rights Agreement by and between Cisco Systems, Inc. and VMware, Inc., dated as of July 26, 2007 (filed as Exhibit 10.22 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (file no. 333-142368) filed with the Commission on July 27, 2007, and incorporated herein by reference).